Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001
T 202.778.6400 F 202.778.6460
schiffhardin.com

Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

September 30, 2020

VIA SEC EDGAR

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: T. Buchmiller, Attorney

Re:	GBS Inc.
Registration Statement on Form S-1
Filed August 6, 2020
File No. 333-232557

Dear Mr. Buchmiller:

On behalf of GBS, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 2, 2020 with respect to the Company’s Registration Statement on Form S-1/A (the “Original Filing”), submitted on August 6, 2020 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised and amended registration statement (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Our Company, page 1

1. Please revise to explain clearly the stage of development of COVID-19 diagnostic test and where that stage of development stands in relation to other tests that are currently being used or developed. Please also revise to explain clearly the nature of the “collaboration” to which you refer, including the obligations of each party and the status of the efforts. File the agreement with Wyss as an exhibit.

Response:	The Amended Filing has been revised on pages 2 and 47 to address the above-referenced comment. In addition, the Wyss agreement is filed an as exhibit (Exhibit 10.14) to the Amended Filing.

Summary Financial Data, page 11

2. Please provide pro forma net loss per share and weighted average number of shares outstanding to reflect the mandatory conversion of Series A Convertible Preferred Stock and convertible notes, for the most recent fiscal year and any interim period. Also disclose the pro forma common shares outstanding as of the most recent balance sheet date to reflect the mandatory conversions, here and on page 41.

Response:	The Amended Filing has been revised on pages 11 and 41.

Use of Proceeds, page 38

3. We note your disclosure that the launch of the Saliva Glucose Biosensor will now follow your proposed SARS-CoV-2 Test. Please tell us whether a material use of proceeds from this offering will be for the development of your SARS-CoV-2 Test or revise your disclosure as appropriate.

Response:	The Company does not anticipate any material use of the IPO proceeds to be used for the development of SARS-CoV-2 Antibodies Biosensor.

Consolidated Financial Statements, Notes to Consolidated Financial Statements

Note 4. Licensing Rights, page F-16

4. Please revise to disclose the significant terms of the license agreement, including royalty rates and milestone payments.

Response:	Note 3, page F-13 in the Amended Filing has been revised to address the above-referenced comment.

Note 11. Subsequent Events, page F-19

5. Please disclose (i) how you will account for your 50% interest in BiosenX, (ii) the amount you will record, and (iii) whether you and BiosenX are entities under common control. Also tell us how you considered the financial statement requirements of Rule 8- 04 of Regulation S-X.

Response:	Note 12, F-22 in the Amended Filing has been revised to address the above-referenced comment.

6. We note a research agreement was entered into by your parent company and Wyss, on May 29, 2020. Please clarify your disclosure to describe the extent you are a legal party to this agreement. Also, we note disclosure in the filing that you entered into the agreement (e.g., see page F-9). Please revise your filing to ensure consistent disclosure.

Response:	The Amended Filing has been revised on pages 2, 47 and Note 3 F-13 to address the above-referenced comment.

7. Please revise to disclose the significant terms of the June 23, 2020 agreement entered into by you and your parent company. For example, disclose the minimum royalty provisions.

Response:	The Amended Filing has been revised on pages 7-8, 71-72 to address the above-referenced comment.

Signatures, page II-5

8. We note that Mr. Sakiris has signed the registration statement as attorney in fact for Dr. Boyages and Messrs. Towers and Fisher. Please file the applicable powers of attorney as an exhibit to the registration statement. In this regard, we note these directors do not appear to have executed a power of attorney filed with prior amendments to this registration statement.

Response:	The powers of attorney have been filed as exhibits (Exhibit 24.1 – 24.11) to the Amended Filing.

**************

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev